Philips Annual General Meeting of Shareholders approves appointment of board members, supervisory board members and 2011 dividend

March 31, 2011

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) announced that today’s Annual General Meeting of Shareholders (AGM) has approved the appointment of Mr. Frans van Houten as President & CEO for four years, effective April 1, 2011. The General Meeting of Shareholders also approved the appointment of Mr. Ron Wirahadiraksa and Mr. Pieter Nota as members of the Philips Board of Management, effective April 1, 2011.

Furthermore, Mr. Jackson Tai was appointed by the General Meeting of Shareholders as a member of the Philips Supervisory Board, while Mr. Cees van Lede, Mr. John Thompson and Mr. Heino von Prondzynski were re-appointed as members of the Supervisory Board. All appointments to the Supervisory Board have become effective as of today, March 31, 2011.

The General Meeting of Shareholders also approved Philips’ proposal to increase the 2010 annual dividend payment, to be paid in 2011, to EUR 0.75 per share. In 2011, the dividend will be paid in cash or shares, at the option of the shareholder. More information about the optional dividend can be found here. All other proposals made to shareholders at the AGM were also accepted.

For more information about Philips’ 2011 AGM, please visit this site.

Additional information on the composition of the Board of Management and on Philips’ 2010 results, which were first presented January 24, 2011, is included in Philips’ 2010 Annual Report that was published on February 17, 2011. The 2010 Annual Report and Sustainability Report is available to shareholders and other interested parties via this internet link: www.philips.com/annualreport2010.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.